As filed with the Securities and Exchange Commission on March 22, 2018

Registration No. 333-138082

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

MIZUHO FINANCIAL GROUP, INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collecting and distributing of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The procedure for transmitting notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2018, among Mizuho Financial Group, Inc., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.
e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 22, 2018.

Legal entity created by the agreement for the issuance of American Depositary Shares for common shares of Mizuho Financial Group, Inc.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Mizuho Financial Group, Inc. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on March 22, 2018.

MIZUHO FINANCIAL GROUP, INC.

By: /s/ Yasuhiro Sato

Name: Yasuhiro Sato

Title: President & Group CEO

Each person whose signature to this Registration Statement appears below hereby constitutes and appoints Makoto Umemiya, Kazutoshi Isogai and Shintaro Deguchi, and each of them severally, his true and lawful attorney-in-fact and agent with full power of substitution for such person and resubstitution to sign in his name, place and stead in any and all capacities any and all amendments to this Registration Statement (including post-effective amendments to this Registration Statement with exhibits thereto) and any documents filed in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys and agents, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 22, 2018.

/s/ Yasuhiro Sato	/s/ Yasuyuki Shibata
Yasuhiro Sato	Yasuyuki Shibata
Member of the Board of Directors;	Member of the Board of Directors;
President & Group CEO	Managing Executive Officer,
(principal executive officer)	Head of Risk Management Group / Group
CRO

/s/ Takanori Nishiyama	/s/ Ryusuke Aya
Takanori Nishiyama	Ryusuke Aya
Member of the Board of Directors;	Member of the Board of Directors
Managing Executive Officer,
Head of Compliance Group / Group CCO

/s/ Koichi Iida	/s/ Nobukatsu Funaki
Koichi Iida	Nobukatsu Funaki
Member of the Board of Directors;	Member of the Board of Directors
Managing Executive Officer,
Head of Strategic Planning Group / Group CSO

AUTHORIZED REPRESENTATIVE IN
THE UNITED STATES

/s/ Makoto Umemiya	/s/ Angelo Aldana
Makoto Umemiya	Angelo Aldana
Member of the Board of Directors;	Executive Officer, General Manager of
Managing Executive Officer,	Americas Legal & Compliance Department
Head of Financial Control & Accounting Group /	Mizuho Bank, Ltd. as the duly authorized
Group CFO	representative of Mizuho Financial Group,
(principal financial officer and principal accounting	Inc. in the United States
officer)

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of _____________, 2018 among Mizuho Financial Group, Inc., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.